UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F x Form 40-F o

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

Date: September 12, 2025	By:	/s/ Annette van Hoorde de Solís
	Name:	Annette van Hoorde de Solís
	Title:	Chief Financial Officer

Bladex Successfully Launches Inaugural US$200 Million AT1 Notes Offering, Attracting Strong Global Investor Demand

Panama City, September 12, 2025 – Bladex today announced the successful pricing of its inaugural Additional Tier 1 (AT1) capital offering in the international markets, raising US$200 million. The perpetual, non-cumulative instruments, with an initial call date set for seven years, were priced at a 7.50% coupon and attracted significant interest from a broad and diversified base of global institutional investors. The transaction was more than three times oversubscribed, reflecting robust market confidence in the Bank.

This landmark transaction marks Bladex’s debut of a hybrid instrument in the capital markets. The issuance is designed to optimize the Bank’s capital structure, in full compliance with current local regulations and the Basel III framework. Proceeds will be used to further strengthen Bladex’s capital base, supporting future loan growth while maintaining capitalization levels comfortably above regulatory requirements.

Jorge Salas, Chief Executive Officer of Bladex, said:
“This issuance represents a key milestone in Bladex’s transformation journey, broadening access to new investor pools and reinforcing its long-term growth strategy, while also strengthening the Bank’s capital position. A stronger capital base further supports our ability to finance trade flows and serve corporate clients across Latin America, while the robust investor demand and oversubscription reflect confidence in Bladex’s vision and our role as a trusted regional partner in trade finance.”

Annette van Hoorde de Solis, Chief Financial Officer of Bladex, added:
“We are very pleased with the outcome of our inaugural AT1 issuance, which broadens our access to global capital markets and enhances our financial flexibility. The strong oversubscription allowed us to achieve highly competitive pricing while raising additional resources to prudently expand our loan portfolio and maintain robust capital and liquidity metrics. We would like to thank our Global Coordinators, Bank of America and J.P. Morgan, as well as Jefferies in its role as Bookrunner, for their highly professional execution.”

The transaction was jointly led by Bank of America Securities and J.P. Morgan Securities, LLC as Global Coordinators, with Jefferies acting as Bookrunner.

Bladex is rated BBB/Baa2/BBB (S&P/Moody’s/Fitch), and the AT1 securities are rated BB-/Ba2/BB- (S&P/Moody’s/Fitch)

Bladex is a multinational bank established in 1979 by the central banks of Latin America and the Caribbean to promote trade finance and economic integration in the region. Headquartered in Panama, with representative offices in Argentina, Brazil, Colombia, and Mexico, and a representative agency in the United States, the Bank provides financial solutions to institutions and corporations throughout the region. Bladex has been listed on the New York Stock Exchange (NYSE: BLX) since 1992 and on the Mexican Stock Exchange for over a decade. Its shareholder base includes central banks, government entities, and banks from twenty-three Latin American countries, as well as institutional and private investors.